


SECURIT ‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖ ION
06008102

OMB APPROVAL	
OMB Number:	3235-012:
Expires:	January 31, 200:
Estimated average burden hours per response......	12.0(

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Federated Investors Tower   1001 Liberty Avenue
(No. and Street)

Pittsburgh   PA   15222-3779
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Denis McAuley III__   412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place   Pittsburgh   PA   15222
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. DC 18Z SECTION

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Denis McAuley III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp. _____ , as of December 31 _____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2005
with Report of Independent Auditors

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2005
(dollars in thousands, except per share data)

Assets:		
Cash equivalents	$	4,822
Receivable from affiliates, net		2,281
Accounts receivable		5,733
Prepaid expenses		619
Short-term deposits		103
Goodwill		1,831
Property and equipment, net		624
Total assets	$	16,013
Liabilities:		
Long-term deferred tax liability	$	145
Total liabilities		145
Shareholder's Equity:		
Capital stock, par value $1.00 per share-		
50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		1,779
Total shareholder's equity		15,868
Total liabilities and shareholder's equity	$	16,013

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

Revenue:		
Service fees, net	$	98,821
Commission income		5,247
Other income		29
Total revenue		104,097
Operating Expenses:		
Marketing and distribution		93,698
Compensation and related		30,126
Advertising and promotional		12,365
Travel and related		8,246
Professional service fees		2,847
Systems and communication		2,810
Office and occupancy		2,622
Other		2,381
Expense reimbursement, net of charge, from affiliated companies		(52,205)
Total operating expenses		102,890
Operating income		1,207
Nonoperating Income:		
Interest and dividends		156
Total nonoperating income		156
Income before income taxes		1,363
Income tax provision		709
Net income	$	654

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2005.......................	$ 17	$ 14,072	$ 1,125	$ 15,214
Net income...	0	0	654	654
Balance at December 31, 2005.................	$ 17	$ 14,072	$ 1,779	$ 15,868

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

(dollars in thousands)

Operating Activities:		
Net income..	$	654
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation..		339
Provision for deferred income taxes...		87
Changes in assets and liabilities:		
Increase in receivable from affiliates, net..		(1,145)
Decrease in other assets..		65
Net cash provided by operating activities..		0
Net increase in cash and cash equivalents...		0
Cash and cash equivalents, beginning of year..		4,822
Cash and cash equivalents, end of year..	$	4,822

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

Balance at January 1, 2005	$	0
Additions and/or reductions		0
Balance at December 31, 2005	$	0

(The accompanying notes are an integral part of these financial statements.)

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a)   Nature of Operations

   Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and/or administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds.

   (b)   Basis of Presentation

   The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

   (c)   Cash Equivalents

   "Cash equivalents" include an investment in a money market fund that is managed by an affiliate of the Company. This investment may be liquidated upon demand.

   (d)   Property and Equipment

   Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from four to 14 years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or their respective lease terms, whichever is shorter.

   The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Management reviews the remaining useful lives and carrying values of property and equipment assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decrease in the market price of the asset, an accumulation of costs significantly in excess of the amount originally expected in the acquisition or development of the asset, historical and projected cash flows associated with the asset and an expectation that the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Should there be an indication of a change in the useful life or an impairment in value, the Company compares the carrying value of the asset to the probability-weighted undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined based on prices of similar assets if available or discounted cash flows.

   Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in "Property and equipment, net" on the Company's Balance Sheet and are amortized using the straight-line method over the shorter of the estimated useful life of the software or four years. These assets are subject to the impairment test used for other categories of property and equipment as described above.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Goodwill

Goodwill is tested for impairment at least annually or when indicators of potential impairment exist using a two-step process that begins with an estimation of the fair value of a reporting unit. This first step is a screen for potential impairment, and if impairment has occurred, the second step measures the amount of impairment. Management has concluded that goodwill is not impaired as of December 31, 2005.

(f)   Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised and/or administered by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for services for competitive reasons or to meet regulatory requirements. Service fees are shown net of these waivers in the statement of income.

(g)   Reporting on Advertising

The Company expenses the cost of all advertising as incurred. Advertising expense was approximately $259,000 for the year ended December 31, 2005.

(h)   Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate or combined company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has a deferred tax liability of approximately $145,000 at December 31, 2005 related primarily to capitalized software development costs.

(i)   Disclosures of Fair Value

Carrying amounts approximate fair value for "Cash equivalents" and "Accounts receivable" due to their short maturities. "Receivable from affiliates, net" is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)   Recent Accounting Pronouncements

In March 2005, the FASB issued Staff Position EITF 85-24-1 "Application of EITF Issue No. 85-24, "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," When Cash for the Right to Future Distribution Fees for Shares Previously Sold Is Received from Third Parties" (FSP EITF 85-24-1). FSP EITF 85-24-1, which addresses when revenue should be recognized by the seller for sales of rights to future cash flows relating to certain distribution fees, was effective for reporting periods beginning after March 11, 2005. The Company adopted the provisions of FSP EITF 85-24-1 effective January 1, 2005. The adoption did not have a material impact on the Company's results of operations or financial position. For financial reporting purposes, the Company continues to account for these arrangements as sales.

(2)   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

	Estimated Useful Life	(in thousands)
Software development	Up to 4 years	$ 859
Computer equipment	4 years	560
Office furniture and equipment	10 years	331
Leasehold improvements	Up to term of lease	221
		1,971
Accumulated depreciation		(1,347)
Property and equipment, net		$ 624

Depreciation expense was approximately $339,000 for the year ended December 31, 2005.

(3)   TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including marketing and distribution, compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and are allocated to the Company. Expenses allocated to the Company amounted to $6.6 million for the year ended December 31, 2005.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $58.8 million were accrued and recorded as expense reimbursements from affiliated companies in the Statement of Income. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to an indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2005 were $24.0 million. No gain or loss was recorded by the Company as a result of these sales.

The "Receivable from affiliates, net" on the Company's Balance Sheet includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, offset by intercompany payables

(3)   TRANSACTIONS WITH RELATED PARTIES, continued

related to the above mentioned transfer agreement and expenses paid by an affiliate of Federated on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by other affiliates of the Company.

(4)   PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $767,000 for the year ended December 31, 2005.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests each of the following four years, if the participant works 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in Federated's Profit Sharing Plan upon the first day of employment. The Profit Sharing Plan is a defined contribution plan to which Federated may contribute amounts as authorized by its Board of Directors.

No contributions have been made to the Profit Sharing Plan in 2005.

(5)   LEASES

The Company has various operating lease agreements involving vehicles. These leases are noncancelable and expire on various dates through the year 2010.

The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005:

(in thousands)		
2006	$	852
2007		678
2008		372
2009		153
2010		26
Total minimum lease payments	$	2,081

Rental expenses were approximately $819,000 for the year ended December 31, 2005.

(6)   INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2005:

(in thousands)	Current Expense	Deferred Provision	Total
Federal	$475	$87	$562
State	147	-	147
Total	$622	$87	$709

The Company's effective income tax rate for the year ended December 31, 2005, was 52.0%. This rate is higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes and non-deductible legislative expenses incurred during 2005. All tax-related balances due to or from affiliates are included in "Receivable from affiliates, net."

(7)   REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of approximately $10.1 million, which was $10.0 million in excess of its required net capital of $25,000.

(8)   MAJOR CUSTOMERS

The Company derived a substantial portion of its revenue from three Federated-sponsored funds. The Federated-sponsored funds contributed 22%, 18%, and 17%, respectively, of the Company's revenues for the year ended December 31, 2005.

(9)   COMMITMENTS AND CONTINGENCIES

As previously reported, beginning in September 2003 Federated, the Parent, has conducted an internal review into certain mutual fund trading activities in response to requests for information from the SEC, National Association of Securities Dealers and New York State Attorney General. Federated subsequently received inquiries relating to such trading activities from the U.S. Attorneys Office for the Western District of Pennsylvania, the Commodity Futures Trading Commission, the Securities Commissioner and the Attorney General of West Virginia, and the Connecticut Banking Commission. Attorneys from the law firms of Reed Smith LLP and Davis, Polk & Wardwell conducted the review at the direction of a special investigative committee of Federated's board of directors. The special investigative committee was comprised of the current board. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds.

Federated announced on November 28, 2005 that it had entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $72.0 million in addition to the $8.0 million paid in 2004. In addition, Federated has agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year over the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. Certain other undertakings required by these agreements will be incurred in future periods, and the significance of such expenses is currently not determinable.

(9)   COMMITMENTS AND CONTINGENCIES, continued

Various expenses related to these matters were allocated to the Company and are included in the $6.6 million of expense allocated for the year ended December 31, 2005, as discussed in Note 3.

Since October 2003, Federated Investors, Inc. and related entities have been named as defendants in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

Supplemental Information

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2005

(dollars in thousands)

Computation of net capital:

Shareholder's equity.. $ 15,868

Deductions and/or charges:

Nonallowable assets.. $ 5,458

Other deductions... 245

Haircut on securities owned... 97   5,800

Net capital... $ 10,068

Aggregate indebtedness.. $ 145

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or

6-2/3% of aggregate indebtedness).. $ 25

Excess net capital.. $ 10,043

Ratio of aggregate indebtedness to net capital... 0.01 to 1

Note: There were no material differences between the audited Computation
of Net Capital included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

(The accompanying notes are an integral part of these financial statements.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report

■ Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

■ Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Auditors' on Internal Control

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Federated Securities Corp. (the Broker/Dealer) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

■ Ernst & Young LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 15, 2006

ΞⅡ ERNST & YOUNG

■ Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

■ Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Federated Securities Corp.

We have audited the accompanying balance sheet of Federated Securities Corp. (the Broker/Dealer) as of December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealers' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealers's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2006